Exhibit 2.2

Constellation Software Inc.

Notice of Annual and Special Meeting of Shareholders

To Be Held On May 5, 2022

Notice is hereby given that the annual and special meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Constellation Software Inc. (“CSI” or the “Corporation”) will be conducted as a virtual meeting to be held via live audio webcast online at: https://meetnow.global/MGG5DGF on May 5, 2022 at 9:00 a.m. (Eastern Time) for the following purposes:

(a)	to receive the financial statements for the year ended December 31, 2021 and the auditors’ report thereon;

(b)	to elect directors;

(c)	to re-appoint KPMG LLP as auditors for the ensuing year and to authorize the directors to fix their remuneration;

(d)

to consider, and if thought advisable, to pass a special resolution (the full text of which is reproduced in Schedule “A”) authorizing the Corporation to amend its articles to increase the maximum number of directors from fifteen to twenty

(e)	to consider the shareholder proposal set out in Schedule “B” to the accompanying management information circular;

(f)	to consider and vote on an advisory resolution on CSI’s approach to executive compensation, and;

(g)	to transact such other business as may properly come before the meeting or any adjournment thereof.

The management information circular (the “Circular”) describes the business to be conducted at the Meeting and also describes the Corporation’s governance practices. A holder of Common Shares of record at the close of business on March 24, 2022 will be entitled to vote at the Meeting.

To mitigate risks related to the global COVID-19 (coronavirus) public health emergency to the Corporation’s shareholders, employees, communities and other stakeholders and based on government recommendations to avoid large gatherings, the Meeting will be conducted in a virtual only format, which will be conducted via live audio webcast. The live audio webcast will allow shareholders to have an equal opportunity to participate at the Meeting regardless of their geographic location or particular circumstances they may be facing as a result of COVID-19. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting online is provided in the Circular.

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and vote, all in real time, provided they are connected to the Internet and comply with all of the requirements set out in the Circular. Non-registered shareholders who have not duly appointed themselves as a proxyholder will be able to attend the Meeting as guests and ask questions, but guests will not be able to vote at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare Investor Services Inc., after submitting their form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving an invite code to vote in the Meeting and only being able to attend as a guest.

If unable to attend the Meeting, a registered shareholder may submit his or her proxy by mail, by facsimile, by telephone or over the Internet in accordance with the instructions below.

A non-registered shareholder should follow the instructions included on the voting instruction form provided by his or her Intermediary.

Voting by Mail Before the Meeting. A registered shareholder may submit his or her proxy by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1.

Voting by Facsimile Before the Meeting. A registered shareholder may submit his or her proxy by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (416) 263-9524 or toll free (within North America) at (866) 249-7775.

Voting by Telephone Before the Meeting. A registered shareholder may vote by telephone by calling toll free 1-866-732-VOTE (8683) or from outside of North America by calling (312) 588-4290 and following the instructions provided. Shareholders will require the 15 digit control number (located on the front of the proxy) to identify themselves to the system.

Voting by Internet Before the Meeting. A registered shareholder may vote over the Internet by going to www.investorvote.com and following the instructions. Such shareholder will require the 15 digit control number (located on the front of the proxy) to identify themselves to the system.

To be effective, a proxy must be received by Computershare Investor Services Inc. no later than 9:00 a.m. (Eastern Time) on May 3, 2022 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting.

The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to securityholders.

Electronic copies of this Notice of Annual and Special Meeting of Shareholders, the Circular, the Corporation’s management’s discussion and analysis of the results of operations and financial condition of the Corporation for the year ended December 31, 2021 and the audited consolidated financial statements of the Corporation and accompanying notes for the year ended December 31, 2021 together with the auditor’s report thereon (the “2021 MD&A and Financials”) may be found on SEDAR at www.sedar.com and also on the Corporation’s website at www.csisoftware.com.

Shareholders are reminded to review the Circular before voting.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

The Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders may obtain paper copies of the Circular and the 2021 MD&A and Financials free of charge by calling the following numbers and using the control number that appears on the form of proxy or voting instructions form.

For holders with a 15 digit control number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America – 1-514-982-8716 and entering your control number as indicated on your proxy or voting instruction form.

For holders with a 16 digit control number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or outside of North America - 1-303-562-9305.

Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than April 21, 2022 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact Computershare Toll Free at 1-866-964-0492 or www.computershare.com/noticeandaccess to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation’s website for one year from the date of posting.

DATED March 24, 2022	By Order of the Board
John Billowits Chairman

CONSTELLATION SOFTWARE INC.

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS TO BE HELD ON MAY 5, 2022

SOLICITATION OF PROXIES

This management information circular (the “Circular”) dated as of March 24, 2022 and accompanying form of proxy are furnished in connection with the solicitation, by management of Constellation Software Inc. (“CSI” or the “Corporation”), of proxies to be used at the annual and special meeting of shareholders of the Corporation (the “Meeting”) referred to in the accompanying Notice of the Annual and Special Meeting of Shareholders (the “Notice”) to be held on May 5, 2022, at the time and place and for the purposes set forth in the Notice. The solicitation will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the meeting materials, but proxies may also be solicited personally or by telephone by directors and/or officers of the Corporation, or by the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), at nominal cost. The cost of solicitation by management will be borne by the Corporation. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the common shares of the Corporation (“Common Shares”). The cost of any such solicitation will be borne by the Corporation.

MEETING INFORMATION

To mitigate risks related to the global COVID-19 (coronavirus) public health emergency to the Corporation’s shareholders, employees, communities and other stakeholders and based on government recommendations to avoid large gatherings, the Meeting will be conducted in a virtual only format, which will be conducted via live audio webcast. The live audio webcast will allow shareholders to have an equal opportunity to participate at the Meeting regardless of their geographic location or particular circumstances they may be facing as a result of COVID-19. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting online is provided below. See “Voting at the Meeting” below.

The Meeting will be held on May 5, 2022 at 9:00 a.m. (Eastern Time) virtually via live audio webcast online at: https://meetnow.global/MGG5DGF.

Registered shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the Internet and comply with all of the requirements set out below under “Voting at the Meeting”. Non-registered holders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting and ask questions but will not be able to vote at the Meeting. See “Voting at the Meeting” below.

VOTING BEFORE THE MEETING

Appointment and Revocation of Proxies

The persons named in the form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons named in the form of proxy, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. The additional registration step outlined below under “Voting at the Meeting – Appointment of a Third Party as Proxy” must also be followed. All proxies must be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. A registered shareholder may submit his or her proxy by mail, by facsimile, by telephone or over the Internet in accordance with the instructions below.

A non-registered shareholder should follow the instructions included on the voting instruction form provided by his or her Intermediary (as defined below).

Voting by Mail Before the Meeting. A registered shareholder may submit his or her proxy by mail by completing, dating and signing the form of proxy and returning it using the envelope provided or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1.

Voting by Facsimile Before the Meeting. A registered shareholder may submit his or her proxy by facsimile by completing, dating and signing the form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (416) 263-9524 or toll free (within North America) at (866) 249-7775.

Voting by Telephone Before the Meeting. A registered shareholder may vote by telephone by calling toll free 1-866-732-VOTE (8683) or from outside of North America by calling (312) 588-4290 and following the instructions provided (located on the front of the proxy) to identify themselves to the system.

Voting by Internet Before the Meeting. A registered shareholder may vote over the Internet by going to www.investorvote.com and following the instructions. Such shareholder will require a control number (located on the front of the proxy) to identify themselves to the system.

To be effective, a proxy must be received by Computershare no later than 9:00 a.m. (Eastern Time) on May 3, 2022 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting.

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (1) by delivering another properly executed form of proxy bearing a later date and depositing it as described above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder with Computershare at any time up to and including 9:00 a.m. (Eastern Time) on the second last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or (3) in any other manner permitted by law.

If you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, and you vote again at the Meeting, you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke all previously submitted proxies, do not vote again at the Meeting or only enter the Meeting as a guest.

Notice-and-Access

The Corporation has elected to use the notice-and-access provisions under NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to securityholders.

Electronic copies of this Notice of Annual and Special Meeting of Shareholders, the Circular, the Corporation’s management’s discussion and analysis of the results of operations and financial condition of the Corporation for the year ended December 31, 2021 and the audited consolidated financial statements of the Corporation and accompanying notes for the year ended December 31, 2021 together with the auditor’s report thereon (the “2021 MD&A and Financials”) may be found on SEDAR at www.sedar.com and also on the Corporation’s website at www.csisoftware.com.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a Non-Registered Holder (as defined below)).

The Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders may obtain paper copies of the Circular and the 2021 MD&A and Financials free of charge by calling the following numbers and using the control number that appears on the form of proxy or voting instructions form.

For holders with a 15 digit control number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America – 1-514-982-8716 and entering your control number as indicated on your proxy or voting instruction form.

For holders with a 16 digit control number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or outside of North America - 1-303-562-9305.

Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than April 21, 2022 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact Computershare Toll Free at 1-866-964-0492 or www.computershare.com/noticeandaccess to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation’s website for one year from the date of posting.

Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(A)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(B)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant.

Common Shares held in the name of an Intermediary or clearing agency can only be voted upon the instructions of the Non-Registered Holder. Without specific instructions, the Intermediary is prohibited from voting the Common Shares. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable Canadian regulatory policy requires Intermediaries to seek voting instructions from Non-Registered Holders in advance of shareholders’ meetings. In Canada, many Intermediaries delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc.

Generally, a Non-Registered Holder will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, in addition, if applicable, to the procedures set out below under “Voting at the Meeting – Appointment of a Third Party as Proxy”, depending on the type of form they receive:

1)

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the holder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the Internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided; or

2)

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting (or have another person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to Computershare as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting (or have another person attend and vote on the holder’s behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder (or such other person’s) name in the blank space provided and submit it to Computershare as described above.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered. In addition, if applicable, Non-Registered Holders should follow the procedures set out below under “Voting at the Meeting – Appointment of a Third Party as Proxy”.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Exercise of Discretion by Proxies

Common Shares represented by properly executed proxies in favour of the persons named in the form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made. Where shareholders have properly executed proxies in favour of the persons named in the form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice other than the shareholder proposal set out in Schedule “B”, for which such shares will be voted against. The form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTING AT THE MEETING

General

Registered shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below under “How do I Attend and Participate at the Meeting?”.

Non-Registered Holders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest and ask questions. This is because the Corporation and Computershare, do not have a record of the Non-Registered Holders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a Non-Registered Holder and wish to vote at the Meeting, you have to appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you must follow all of the applicable instructions, including the deadline, provided by your Intermediary. See “Appointment of a Third Party as Proxy” and “How do I Attend and Participate at the Meeting?” below.

If you are a U.S. beneficial shareholder, to attend and vote at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed by mail to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 or by email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than May 3, 2022 by 9:00 a.m. (Eastern Time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you MUST also register your appointment at http://www.computershare.com/Constellation.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the management nominees named in the form of proxy or voting instruction form. This includes Non-Registered Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint someone other than the management nominees as their proxyholder to attend and participate at the Meeting as their proxy and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an invite code to vote in the Meeting and only being able to attend as a guest.

Step 1: Submit your form of proxy or voting instruction form: To appoint someone other than the management nominees as proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a Non-Registered Holder and wish to vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “How do I Attend and Participate at the Meeting?”.

Step 2: Register your proxyholder: To register a third party proxyholder, shareholders must visit http://www.computershare.com/Constellation by 9:00 a.m. (Eastern Time) on May 3, 2022 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with an invite code via email to participate in the Meeting. Without an invite code, proxyholders will not be able to vote at the Meeting but will be able to participate as a guest.

How do I Attend and Participate at the Meeting?

The Corporation is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person.

Attending the Meeting online enables registered shareholders and duly appointed proxyholders, including Non-Registered Holders who have duly appointed themselves as proxyholder, to vote at the Meeting and ask questions at the appropriate times during the Meeting, all in real time.

Guests, including Non-Registered Holders who have not duly appointed themselves as proxyholder, can login to the Meeting as set out below. Guests can listen to the Meeting and ask questions but are not able to vote.

Log in online at: https://meetnow.global/MGG5DGF on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox. We recommend that you log in at least one hour before the Meeting starts.

If you are a registered shareholder click “Shareholder” and then enter your 15-digit control number, which is the control number located on your form of proxy or in the email notification you received from Computershare.

OR

If you are a duly appointed proxyholder click “Invitation” and then enter the invite code that was provided to you by Computershare after the voting deadline passed. In order to be a duly appointed proxyholder the proxyholder must be registered as described in “Appointment of a Third Party as Proxy” above.

OR

If you are a Non-Registered Holder that has not appointed yourself as a proxyholder click “Guest” and then complete the online form.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures outlined above.

If you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, and you vote again at the Meeting, you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke all previously submitted proxies, do not vote again at the Meeting or only enter the Meeting as a guest.

INTERPRETATION

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “$” are to U.S. dollars and all references to “C$” are to Canadian dollars. The information contained herein is provided as of March 24, 2022, unless indicated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has fixed March 24, 2022 as the record date (the “Record Date”) for the persons entitled to receive notice of the Meeting. The Corporation shall prepare a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each holder on such date. Each holder of Common Shares is entitled to be present at the Meeting and to one vote for each Common Share registered in the name of such holder in respect of each matter to be voted upon at the Meeting. As at March 24, 2022, there were 21,191,530 Common Shares outstanding.

A quorum for the transaction of business at the Meeting is the presence of two shareholders of the Corporation holding Common Shares, present in person or by telephonic or electronic means and holding or representing by proxy not less than 15% of the votes entitled to be cast at the Meeting.

To the knowledge of the directors and officers of the Corporation, no person beneficially owns, or exercises control or direction over, directly or indirectly more than 10% of the outstanding Common Shares.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of the Corporation’s Executive Compensation Program

The primary objective of the Corporation’s executive compensation program is to attract and retain highly skilled executives required for the success of the Corporation and to reward and retain executives who create long-term value for our shareholders. The Compensation, Nominating and Human Resources (“CNHR”) Committee is responsible for making recommendations to the Board of Directors of the Corporation (the “Board” or the “Board of Directors”) with respect to the establishment of a compensation plan for the Corporation’s executive officers, including the Named Executive Officers (as defined below).

The Corporation’s executive compensation program consists of base salary and annual incentive compensation. The annual incentive compensation is paid by way of a cash bonus, although a portion of the bonus is usually required to be used to purchase Common Shares.

Total compensation for each executive officer is designed to be competitive. The compensation for the executives is determined based on the experience of the CNHR members and an internal comparison across the Corporation’s business units giving consideration to the size of the business unit and the performance metrics which are important to CSI, namely return on invested capital and revenue growth.

Certain CSI executives voluntarily waived portions of their salary and bonus entitlements in 2021 and in previous years.

Base Salary

Providing a market competitive base salary is necessary to attract new talent as required, and it assists in retaining skilled executive talent. Base salaries for the Operating Group Managers and other Named Executive Officers are set by the CNHR Committee taking into account the executive’s responsibilities, skills, and in the case of the Operating Group Managers, the size of the Operating Group in which they are employed. All executive salaries are reviewed annually by the CNHR Committee on the basis of the above criteria and adjusted accordingly.

Annual Incentive Bonus

The objective of our annual incentive bonus is to reward employees for working towards our goal of increasing shareholder value. We believe that shareholder value is created by managing two financial components over the long term: profitability and growth. As such, our corporate bonus plan, which compensates employees at all levels of our organization, is based upon return on invested capital (“ROIC”) and net revenue growth (ROIC is calculated by dividing net income for bonus purposes for the year by the Average Invested Equity Capital for the period.). “Average Invested Equity Capital” represents the average equity capital of CSI, and is based on the Corporation’s estimate of the amount of money that our common shareholders have invested in CSI. Subsequent to that estimate, the Corporation keeps a running tally and adds net income for bonus purposes, subtracting any dividends, adding any amounts related to share issuances and makes some minor adjustments, including adjustments relating to our use of certain incentive programs and the impairment of intangible assets. Neither net income for bonus purposes nor Average Invested Equity Capital are measures defined by International Financial Reporting Standards. Net income for bonus purposes is calculated by making a number of adjustments to net income per the annual consolidated financial statements. The principal adjustments to net income include adjustment for the impact of deferred income taxes, unrealized foreign exchange gains/losses, bargain purchase gains, contingent consideration expense, redeemable preferred securities expense, reductions due to ownership interests in subsidiaries and amortization of intangibles.

An individual’s annual incentive bonus is calculated as follows:

Base salary x Company performance factor x Individual factor

Individual factors for the Operating Group Managers and other Named Executive Officers are set by the CNHR Committee taking into account the executive’s responsibilities, skills, and in the case of the Operating Group Managers, the size of the Operating Group in which they are employed.

The company performance factor for Operating Group Managers is based upon the performance of their respective Operating Group. The President, CFO, and other head office employees’ company performance factor is based upon the performance of the Corporation as a whole.

The company performance factor is determined by reference to net revenue growth and ROIC. ROIC is calculated by dividing net income for bonus purposes for the year by the Average Invested Equity Capital for the period. A ‘risk free’ rate of return established by the board (currently 5%) is netted from the ROIC. If the ROIC does not exceed the risk-free rate of return, then the manager of the business receives no bonus. The Corporation measures growth by looking at the year-over-year increase in net revenues for the particular Operating Group. Net Revenue is not a measure defined by International Financial Reporting Standards. It is calculated based on revenue as reported in the Corporation’s consolidated financial statements prepared in accordance with International Financial Reporting Standards less any third party and flow-through expenses.

In considering the implications of the risks associated with the Corporation’s annual incentive bonus structure, the CNHR Committee was satisfied that the counterbalance between ROIC (calculated by dividing net income for bonus purposes for the year by the Average Invested Equity Capital for the period) and net revenue growth and the requirement to invest 75% of their after-tax incentive bonus into Common Shares mitigates the risk that a Named Executive Officer would take inappropriate or excessive risks in respect of the Corporation’s operations.

Although the Board may, at its discretion, increase or decrease the amount of annual incentive bonus awarded to a Named Executive Officer in a given year, it did not exercise such discretion in respect of the most recently completed fiscal year.

Investment of Annual Incentive Bonus in Constellation shares

Executive officers are required to invest 75% of their after-tax incentive bonus into Common Shares (or in the case of executive officers of Topicus.com Inc, subordinate voting shares of Topicus.com Inc). The shares are held in escrow for a minimum average period of four years. Once in every five-year period, executive officers may choose to receive their bonus entirely in cash. As of the date hereof, the Corporation does not have a formal policy that restricts the purchase by its Named Executive Officers, directors or other employees of financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer, director or employee.

Mark Leonard’s Compensation

Mr. Leonard’s compensation for acting as President of the Corporation during fiscal 2021 was determined by the CNHR Committee. The President’s performance is reviewed on an annual basis, and changes to his base salary and/or the basis used for calculating incentive compensation in the coming year are made at that time. Mr. Leonard’s and head office employees’ incentive bonus entitlement is calculated in the same manner as the other executive officers as described above. In 2019, 2020 and 2021, Mr. Leonard voluntarily waived his entitlement to receive a salary and a bonus. Additional information regarding Mr. Leonard’s compensation was included in a Letter to Shareholders filed on SEDAR on April 6, 2015.

Share Performance Graph

The following graph compares the total cumulative shareholder return over the five most recently completed financial years for C$100 invested in Common Shares on such date with the total cumulative return of the S&P/TSX Composite Index on an annual basis.

	Dec 31/16	Dec 31/17	Dec 31/18	Dec 31/19	Dec 31/20	Dec 31/21
Constellation Software Inc. (CSU: TSX)	100	126	145	215	305	434
S&P/TSX Composite Index	100	109	99	122	129	161

The Corporation’s total shareholder return increased by 334% since December 31, 2016, while the S&P/TSX composite index increased by 61% over the same period. Named Executive Officer compensation from 2016 to 2021, increased by 36%, compared to the 334% increase in cumulative shareholder return over the same period. The CNHR Committee believes that the increase in compensation since December 31, 2016 reflects the improvement in the overall performance of the Corporation as net revenue and net income used for bonus purposes grew by 143% and 150%, respectively, since December 31, 2016. The bonuses of the Named Executive Officers, except for the President and Chief Financial Officer of the Corporation, are tied to the returns on invested capital of the Operating Group for which they are directly responsible, rather than the returns on the capital of the Corporation as a whole.

Summary Compensation Table

The following table provides a summary of the compensation earned during 2019, 2020 and 2021 by the President, the Chief Financial Officer and the Corporation’s other three most highly compensated executive officers based on total compensation for the fiscal year ended December 31, 2021 (collectively, the “Named Executive Officers”).

Annual Compensation (presented in United States Dollars) (1)
Annual Incentive Plan Compensation ($)(2)
Name and Principal Position	Fiscal Year	Salary ($)		Portion of Bonus Withheld at Source for Tax Purposes ($)	Portion of Bonus Paid in Cash ($)	Portion of Bonus to be Used to Purchase Common Shares ($)	Total Bonus ($)		Other Annual Compensation ($)	Total Compensation ($)
Mark Leonard President	2021 2020 2019	— — —	(3) (3) (3)	— — —	— — —	— — —	— — —	(3) (3) (3)	NIL NIL NIL	— — —
Jamal Baksh Chief Financial Officer(4)	2021 2020 2019	239,229 219,704 222,075		407,240 237,854 233,869	96,818 65,097 58,053	391,775 257,380 207,460	895,833 560,331 499,382		NIL NIL NIL	1,135,062 780,035 721,457
Jeff Bender Chief Executive Officer, Harris Operating Group	2021 2020 2019	450,149 270,381 409,947		690,974 536,682 447,130	177,702 146,808 122,311	659,940 580,180 483,371	1,528,616 1,263,670 1,052,812		NIL NIL NIL	1,978,765 1,534,051 1,462,759
Robin Van Poelje President, Chief Executive Officer and Chairman, Topicus.com Inc. (4)	2021 2020 2019	420,953 405,652 367,137		968,991 853,530 609,165	247,142 171,091 155,367	741,424 513,272 466,103	1,957,557 1,537,893 1,230,635		NIL NIL NIL	2,378,510 1,943,545 1,597,772
Damian McKay Chief Executive Officer, Vela Operating Group	2021 2020 2019	409,807 309,744 269,135		942,443 603,082 392,921	265,688 170,018 110,770	797,066 510,053 332,311	2,005,197 1,283,153 836,002		NIL NIL NIL	2,415,004 1,592,897 1,105,137

Notes:

(1)

The compensation data presented for Robin Van Poelje was paid in euros. The compensation data presented for Damian McKay was paid in Australian dollars. The compensation data presented for the remaining individuals was paid in Canadian dollars. Euro salary amounts have been converted to U.S. dollars using the average annual exchange rate of $1.1824 for 2021 (2020—$1.1394; 2019—$1.1193). 2021 euro bonus amounts have been converted to U.S. dollars using the exchange rate prevailing at December 31, 2021 of $1.1342 (2020—$1.2264; 2019—$1.1215). Australian dollar salary amounts have been converted to U.S. dollars using the average annual exchange rate of $0.7506 for 2021 (2020- $0.6878; 2019—$0.6951). 2021 Australian dollar bonus amounts have been converted to U.S. dollars using the exchange rate prevailing at December 31, 2021 of $0.7261 (2020—$0.7707; 2019- $0.7013). Canadian dollar salary amounts have been converted to U.S. dollars using the average annual exchange rate of $0.7974 for 2021 (2020- $0.7455; 2019—$0.7536). 2021 Canadian dollar bonus amounts have been converted to U.S. dollars using the exchange rate prevailing at December 31, 2021 of $0.7874 (2020—$0.7847; 2019- $0.7682).

(2)

Annual incentive compensation is paid by way of a cash bonus, although a portion of such bonus is required to be used to purchase Common Shares on the open market. See “Compensation Discussion and Analysis” for a description of the annual incentive bonus.

(3)	Mr. Leonard voluntarily waived his entitlement to receive a salary or a bonus in 2019, 2020 and 2021.
(4)

Mr. Van Poelje was required to invest the entire after-tax portion of his bonus for 2021 and 2020 in subordinate voting shares of Topicus.com Inc. Mr. Baksh was required to invest the after-tax portion of $28,976 of his bonus for 2021 in subordinate voting shares of Topicus.com Inc.

Employment Agreements

Each of the Named Executive Officers has an employment contract which provides for, among other things, certain covenants in favour of the Corporation or, in respect of a Named Executive Officer employed by one of our subsidiaries, that subsidiary. Each employment agreement provides that the Named Executive Officer will not, during the period of his employment or for a period of at least one year thereafter, be involved in any business that develops or markets competitive software or consulting, maintenance, support or training services in any jurisdiction where we market our products or services. The Named Executive Officer will not, without the prior written approval of the board of directors of his employer, employ any employee or consultant of CSI, in the case of the President and Chief Financial Officer, and, in the case of the other Named Executive Officers, of the applicable operating group each is responsible for, in each case for a period of at least 12 months after the termination of his employment. Each Named Executive Officer will not, during his employment or for a period of at least 12 months thereafter, contract or solicit any clients (including persons who become clients within six months of the termination of his employment) for the purposes of the selling or supplying software products or services competitive to those offered by the Corporation, in the case of the President and the Chief Financial Officer, and, in the case of the other Named Executive Officers, those offered by the applicable Operating Group he is responsible for. If terminated for other than just cause, Mr. Bender is entitled to either 12 months prior written notice or payment in an amount equal to 12 months’ salary at the rate in effect at the time of his termination. If Mr. Leonard is terminated for other than just cause, he is entitled to an amount equal to 12 months’ salary, less required deductions. Mr. Baksh is not entitled to any termination payments or prior notice pursuant to the terms of his employment contract. Mr. van Poelje is entitled to two months’ prior notice of any termination and is not entitled to any termination payments pursuant to the terms of his employment contract. If Mr. McKay is terminated for other than just cause, he is entitled to six months’ prior notice of any termination or six months basic salary at the rate in effect at termination.

Compensation of Non-Employee Directors

The following table provides a summary of the compensation received by each of the non-employee directors during the fiscal year ended December 31, 2021. Non-employee directors are paid $60,000 per annum, plus $20,000 per annum for each committee of the Board (“Committee”) of which they are a member. The Vice-Chairman of the Board is paid an additional $40,000. The fees are payable in cash; however, the after-tax portion of such fees must be used by the non-employee directors to purchase Common Shares on the open market. The Common Shares are required to be held in escrow for a minimum average period of four years. The non-employee directors will also be reimbursed for all out-of-pocket expenses incurred in their capacities as members of the Board. During the fiscal year ended December 31, 2021, the non-employee directors rendered no additional professional services, directly or indirectly, to the Corporation.

Name	Annual Compensation
	Fees Earned ($)			All Other Compensation ($)	Total Compensation ($)
	Fees paid in cash ($)	Fees used to purchase common shares ($)	Total fees earned ($)
Lori O’Neill	20,324	59,676	80,000	NIL	80,000
Stephen R. Scotchmer (1)	16,052	50,615	66,667	NIL	66,667
Robert Kittel	24,583	75,417	100,000	NIL	100,000
Lawrence Cunningham	30,000	70,000	100,000	NIL	100,000
Paul McFeeters	19,262	60,738	80,000	NIL	80,000
Susan Gayner	18,000	42,000	60,000	NIL	60,000
Donna Parr	17,405	42,595	60,000	NIL	60,000
Andrew Pastor	15,718	44,282	60,000	NIL	60,000
John Billowits	15,718	44,282	60,000	NIL	60,000
Laurie Schultz(2)	2,621	7,379	10,000	NIL	10,000

Notes:

(1)	Mr. Scotchmer is also a director of Manitou Capital Corporation, a shareholder of the Corporation. Mr. Scotchmer resigned from the Board of Directors in November 2021.

(2)	Ms. Schultz was appointed to the Board of Directors on November 22, 2021.

Directors’ and Officers’ Liability Insurance

We currently maintain directors’ and officers’ liability insurance coverage with a C$25 million per occurrence limit and a C$25 million limit in aggregate. Coverage includes errors, omissions or breach of fiduciary duty by the directors and officers during the discharge of their legal duties. C$20 million of this insurance includes coverage to reimburse the Corporation for its indemnity obligations to the directors and officers and for securities claims made against the Corporation. The remaining C$5 million is dedicated to the directors and officers where they are not indemnified by the Corporation. The annual premium paid by the Corporation for this coverage is C$487,700.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board of Directors is responsible for developing our approach to corporate governance issues and is committed to ensuring that a healthy governance culture exists at the Corporation. The directors periodically review the size, composition and compensation of the Board of Directors, the effectiveness of the Board and its individual members, and appropriate committee structures, mandates, composition, membership and effectiveness. To the extent that a conflict of interest arises from time to time, a conflicted director is required to recuse himself or herself from the applicable portion of any meeting at which such matter is to be discussed or decided.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Corporation is required to disclose on an annual basis its approach to corporate governance. The Corporation’s approach to significant issues of corporate governance is designed to ensure that the business and affairs of the Corporation are effectively managed to enhance shareholder value. The Corporation’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. Where the Corporation does not comply with recommended guidelines, it believes non-compliance is justifiable and its reasoning is provided. The Board has approved the description of the Corporation’s approach to corporate governance as outlined in Schedule “C” to this Circular. Corporate governance guidelines change from time to time. The Board monitors pending regulatory initiatives and developments in the corporate governance area and will address them as appropriate.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of March 24, 2022, no current or former directors, executive officers or employees of the Corporation, or any of its subsidiaries, has any indebtedness to the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2020, the only transaction involving informed persons of the Corporation was the spin-out of the Corporation’s Total Specific Solutions Operating Group into a new publicly traded company, Topicus.com Inc., and the subsequent acquisition of Topicus B.V. (as defined below).

On January 4, 2021 (in anticipation of the acquisition of Topicus.com B.V. (“Topicus B.V.”) described further below), the Corporation’s subsidiary, Constellation Software Netherlands Holdings Cooperatief U.A. (the “Coop”), which principally held the Total Specific Solutions Operating Group, completed a corporate reorganization. In conjunction with the reorganization, the following steps were completed:

•	The Coop changed its name to Topicus.com Coöperatief U.A. (“Topicus Coop”).

•

The Corporation exchanged its existing equity interest in Topicus Coop for an equity interest in Topicus.com Inc. and Topicus.com Inc. became the new parent company of Topicus Coop. The Corporation received 39,412,385 preferred shares and 39,412,385 subordinate voting shares of Topicus.com Inc. The preferred shares are convertible into subordinate voting shares of Topicus.com Inc. at a rate of 1:1.

•

Topicus.com Inc. had 39,412,385 subordinate voting shares outstanding on January 4, 2021. The Corporation distributed 39,412,367 of the subordinate voting shares to its common shareholders pursuant to the dividend-in-kind and continues to hold 18 subordinate voting shares.

•

The Corporation holds 1 super voting share of Topicus.com Inc. The super voting share entitles the holder to that number of votes that equals 50.1% of the aggregate number of votes attached to all the outstanding super voting shares and subordinate voting shares of Topicus.com Inc. As a result, the Corporation controls Topicus.com Inc. and will consolidate its financial position and results of operations with Topicus.com Inc. The Corporation will reflect a non-controlling interest held by other parties.

On May 20, 2020, the Corporation entered into a binding agreement, subject to certain closing conditions, with IJssel B.V. (the “Seller”) to purchase 100% of the shares of Topicus B.V., a Netherlands-based diversified vertical market software provider. On January 5, 2021, the Corporation completed this transaction. Annual gross revenues of Topicus B.V. for 2019 were approximately €101 million and total tangible assets at December 31, 2019 were approximately €7 million. In connection with the acquisition the Corporation paid cash of €133.6 million. Furthermore, Topicus Coop issued 5,842,882 preferred units of Topicus Coop to the Seller for an initial subscription price of €83.8 million plus an additional subscription amount of €27.589 million which will be owed by the Seller to Topicus Coop and payable to Topicus Coop under certain conditions. Topicus Coop also issued 5,842,882 ordinary units of Topicus Coop to the Seller. The aggregate estimated total consideration is €217.400 million. Under certain circumstances, the preferred units were retractable at the option of the holder for a retraction price of approximately €19.06 per unit and were classified as a liability on the balance sheet of Topicus.com Inc. and the Corporation. The preferred units were also convertible into ordinary units of Topicus Coop at a conversion ratio of 1:1 and the ordinary units are exchangeable for Topicus.com Inc. subordinate voting shares at a conversion ratio of 1:1. The preferred unit holders were also entitled to a fixed annual cumulative dividend of 5% per annum. On February 1, 2022, all of the preferred shares of Topicus.com Inc. and preferred units of Topicus Coop were converted into subordinate voting shares of Topicus.com Inc. and ordinary units of Topicus Coop, respectively.

On January 5, 2021, parties to the existing members agreement (the “Members Agreement”) between the Corporation and the sellers of Total Specific Solutions (TSS) B.V. (“TSS”) along with certain members of TSS’ executive management team (collectively, the “Minority Owners” or the “Joday Group”) agreed to terminate such Members Agreement, and it was replaced by an Investor Rights and Governance Agreement (“IRGA”). The Minority Owners include Joday Investments II B.V., an entity controlled by Robin van Poelje (a director of the Corporation and the Chairman of the board of directors of Topicus.com Inc.) and Tjitske Strikwerda.

The IRGA contains special provisions between the Corporation and the Minority Owners, including put options and call options applicable to units of Topicus Coop that are held by the Minority Owners as of January 5, 2021 (and any units or shares into which such units or shares have been converted or exchanged). Commencing any time after January 5, 2021, each of the Minority Owners may (i) exercise a put option to sell all or a portion of their interests in Topicus Coop, (ii) in the event of a change of control of the Corporation, sell all or a portion of their interests in Topicus Coop, and (iii) in the event the Corporation reduces its economic interest in Topicus.com Inc., sell the corresponding amount of their interests in Topicus Coop, in each case, to the Corporation for an amount calculated in accordance with a valuation methodology described in the IRGA. At any time after December 31, 2023, the Corporation has the right, at its option, to buy all of the Topicus Coop units and Topicus shares held by certain members of the Joday Group (excluding Joday Investments II B.V.) at a cash price per Topicus Coop unit determined in accordance with the IRGA. After December 31, 2043, the Corporation has the same right to buy all of the Topicus Coop units held by the remaining members of the Joday Group, including Joday Investments II B.V.. Similar to the Members Agreement, the main valuation driver in such calculation is the maintenance and other recurring revenue of Topicus Coop. This summary is qualified in its entirety by reference to the provisions of the IRGA, which is available at www.sedar.com on Topicus.com Inc.’s issuer profile.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1. Appointment of Auditors

At the Meeting, shareholders will be requested to re-appoint KPMG LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG LLP have been the auditors of the Corporation since the fiscal year ended December 31, 1995.

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the form of proxy intend to vote for the reappointment of KPMG LLP as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

2. Election of Directors

The number of directors to be elected at the Meeting is fifteen. Directors of the Corporation are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of shareholders.

Majority Director Election Policy

In 2009, the Board of Directors adopted a majority director election policy (the “Policy”). The Policy requires that the form of proxy for the vote at a shareholder meeting where directors are to be elected will provide for separate voting for each director nominee. The Policy requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election must immediately resign from the Board following the shareholders meeting.

The Board of Directors will consider relevant circumstances surrounding a nominee’s failure to obtain a majority vote and will, in the absence of compelling circumstances, accept the resignation as soon as appropriate, consistent with an orderly transition. The Board will disclose the decision, via press release, announcing the resignation of the director or explaining the reasons justifying the decision not to accept the resignation. It is expected any resignation will be accepted by the Board within 90 days of the meeting at which such director was found not to have the confidence of the shareholders. Subject to applicable law, if a resignation is accepted, the Board may (i) leave the vacancy unfilled until the next annual general meeting of shareholders; (ii) fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of shareholders; (iii) call a special meeting of shareholders at which there will be presented a management slate to fill the vacant position or positions; or (iv) reduce the size of the Board.

Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the form of proxy will vote for the election of the fifteen (15) nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his or her election unless his or her office is earlier vacated in accordance with the Corporation’s by-laws, the Policy, and the Business Corporations Act (Ontario) (“OBCA”). The Board may from time to time appoint a Vice Chairman.

The following table sets out, for each person proposed to be nominated for election as a director, the person’s name, municipality of residence, position(s) with CSI, principal occupation, the year in which the person became a director, and the approximate number of (i) Common Shares of CSI, (ii) subordinate voting shares of Topicus.com Inc., a subsidiary of CSI and (iii) ordinary units of Topicus Coop, a subsidiary of CSI that each has advised are beneficially owned or subject to his or her control or direction, either directly or indirectly as of March 24, 2022.

Name and Place of Residence	Position(s) with CSI	Principal Occupation	Director Since	Common Shares of CSI Beneficially Held or Over Which Control is Exercised	Subordinate Voting Shares of Topicus.com Inc. Beneficially Held or Over Which Control is Exercised	Ordinary Units of Topicus Coop Beneficially Held or Over Which Control is Exercised
Claire Kennedy Toronto, Ontario, Canada	—	Senior Advisor, Bennett Jones LLP	—	170	316	—
Lawrence Cunningham(2) New York, NY, USA	Director and Vice-Chairman of the Board	Professor	2017	1,035	636	—
Jeff Bender Ottawa, Ontario, Canada	Director and Chief Executive Officer, Harris Operating Group	Chief Executive Officer, Harris Operating Group	2013	78,179	143,839	—
Mark Leonard Toronto, Ontario, Canada	President	President of CSI	1995	430,332(4)	9,153	—
Lori O’Neill(1)(3) Ottawa, Ontario, Canada	Director	Consultant	2018	163	236	—
John Billowits Toronto, Ontario, Canada	Director and Chairman of the Board	Consultant	2020	37,690	72,481	—

Name and Place of Residence	Position(s) with CSI	Principal Occupation	Director Since	Common Shares of CSI Beneficially Held or Over Which Control is Exercised	Subordinate Voting Shares of Topicus.com Inc. Beneficially Held or Over Which Control is Exercised	Ordinary Units of Topicus Coop Beneficially Held or Over Which Control is Exercised
Andrew Pastor Toronto, Ontario, Canada	Director	Partner, EdgePoint	2020	47	—	—
Donna Parr Toronto, Ontario, Canada	Director	President, Crimson Capital	2020	46	610	—
Barry Symons Toronto, Ontario, Canada	Director and Chief Executive Officer, Jonas Operating Group	Chief Executive Officer, Jonas Operating Group	2020	153,300	284,249	—
Mark Miller Oakville, Ontario, Canada	Director and Chief Operating Officer, CSI and Chief Executive Officer, Volaris Operating Group	Chief Operating Officer, CSI and Chief Executive Officer, Volaris Operating Group	2013	279,508	519,272	—
Laurie Schultz Vancouver, British Columbia, Canada	Director	Consultant	2021	4	—	—
Dexter Salna Toronto, Ontario, Canada	Director and President, Perseus Operating Group	President, Perseus Operating Group	2019	251,936	467,112	—
Robert Kittel(1) (2) Toronto, Ontario, Canada	Director and Lead Independent Director	Chief Operating Officer of The Westaim Corporation	2013	1,118	1,884	—

Name and Place of Residence	Position(s) with CSI	Principal Occupation	Director Since	Common Shares of CSI Beneficially Held or Over Which Control is Exercised	Subordinate Voting Shares of Topicus.com Inc. Beneficially Held or Over Which Control is Exercised	Ordinary Units of Topicus Coop Beneficially Held or Over Which Control is Exercised
Robin Van Poelje Blaricum, The Netherlands	Director and Chief Executive Officer and Chairman, Topicus.com Inc.	Director and Chief Executive Officer and Chairman, Topicus.com Inc.	2018	3,156	26,066	36,958,920
Susan Gayner(1) Richmond, VA, USA	Director	President and CEO of ParkLand Ventures, Inc.	2019	116	92	—

Notes:

(1)	Member of Audit Committee.
(2)	Member of Compensation, Nominating and Human Resources Committee.
(3)

Ms. O’Neill was a director of DragonWave Inc. from June 13, 2013 to July 31, 2017. Following Ms. O’Neill’s resignation on July 31, 2017, the Ontario Superior Court of Justice appointed a receiver over the business and assets of DragonWave Inc., following an application of Comerica Bank as Agent for DragonWave Inc.’s senior lenders, pursuant to the Bankruptcy and Insolvency Act (Canada). On July 20, 2017, the shares of DragonWave Inc. were halted from trading on the TSX by the Investment Industry Regulatory Organization of Canada. The shares of DragonWave Inc. were delisted from the TSX and the NASDAQ on August 30, 2017 and August 2, 2017, respectively.

(4)

On August 5, 2015, the Corporation announced that L6 Holdings Inc. (formerly known as 1388369 Ontario Inc.), an Ontario corporation (“L6”) which as of August 5, 2015 owned 1,000,000 Common Shares (representing approximately 4.7% of the issued and outstanding Common Shares of CSI) and which was previously controlled by Mr. Leonard, President and Chairman of the Board, is now controlled exclusively by the adult children of Mr. Leonard.

The following are brief profiles of each person proposed to be nominated for election as a director, including a description of each individual’s principal occupation within the past five years.

Claire Kennedy

Ms. Kennedy is a Senior Advisor, Clients & Industries at Bennett Jones LLP, a role she has held since 2019, prior to which she was a partner of the firm from 2009. Ms. Kennedy received her BASc in Chemical Engineering & Applied Chemistry from the University of Toronto in 1989 and her LL.B from Queen’s University in 1994. Called to the bar in Ontario in 1996, Ms. Kennedy was law clerk to the late Honourable Mr. Justice Charles D. Gonthier of the Supreme Court of Canada. Ms. Kennedy currently serves as Lead Director of the Bank of Canada, Chair of the Audit Committee of Alamos Gold Inc. and Chair of the Board at Neo Performance Materials Inc. Ms. Kennedy is past Chair of the University of Toronto’s Governing Council and she is a member of the Dean’s Advisory Board at the Rotman School of Management.

Lawrence Cunningham —Director and Vice Chairman of the Board

Mr. Cunningham joined the Board in August 2017. Mr. Cunningham is the Tucker Professor at The George Washington University. He has served on numerous public and private boards. He is a Trustee of the Museum of American Finance and a member of the Dean’s Council of Lerner College of Business of the University of Delaware. Previous positions include practicing corporate law with Cravath, Swaine & Moore; Academic Dean of Boston College Law School; and Director of the Heyman Center on Corporate Governance at Cardozo Law School. Prof. Cunningham holds a bachelor’s degree in economics (with honors) from the University of Delaware and a juris doctor (law) degree from Cardozo (magna cum laude).

Jeff Bender — Director and Chief Executive Officer, Harris Operating Group

Mr. Bender joined CSI in 1999 after spending 7 years at Deloitte LLP. Mr. Bender has been the Chief Executive Officer for Constellation’s Harris Operating Group since 2002. Mr. Bender is a Chartered Professional Accountant and holds a BCom from Carleton University. Mr. Bender also serves on the Board of Directors of Aptean, a privately held vertical market software company and Topicus.com Inc.

Dexter Salna — Director and President, Perseus Operating Group

Mr. Salna joined CSI in 1995 and is currently the President of Perseus Operating Group. Prior to his current role, Mr. Salna held various senior executive positions with our Volaris Operating Group since 1995. From January 2000 to March 2001, Mr. Salna took a leave of absence from Volaris to pursue other business opportunities. Mr. Salna received a B.A.Sc. in Civil Engineering from the University of Toronto, an M.S. in Construction Management and Engineering from Stanford University and an M.B.A. from Harvard Business School.

Robert Kittel – Director and Lead Independent Director

Mr. Kittel joined the Board in 2013. Mr. Kittel has been the Chief Operating Officer of The Westaim Corporation since January 2013. The Westaim Corporation is a Canadian-based publicly traded financial and investment holding company. Previously he was a Partner and Portfolio Manager at Goodwood Inc., an investment management firm that he joined in 2002. From 2000 through 2002, he was Vice President and Analyst of a Canadian-based hedge fund investment firm. From 1997 through 2000, Mr. Kittel was employed by the Cadillac Fairview Corporation, a commercial real estate development company in the investments area. Prior to 1997, Mr. Kittel was a staff accountant at KPMG LLP. Mr. Kittel has served as a director on several public boards, both in Canada and the United States. Mr. Kittel holds a BBA Honours (Gold Medalist) from Wilfrid Laurier University and is a Chartered Professional Accountant and a Chartered Financial Analyst.

Mark Leonard — President

Mr. Leonard founded CSI in 1995. Prior to founding CSI, Mr. Leonard worked in the venture capital business for eleven years. Mr. Leonard holds a BSc. from the University of Guelph, and a MBA from the University of Western Ontario. Mr. Leonard is currently a director of Topicus.com Inc.

Lori O’Neill — Director

Ms. O’Neill joined the Board in March 2018. Ms. O’Neill is a FCPA, FCA, corporate director and independent financial consultant to growth companies, after serving over 24 years with Deloitte LLP. As a partner at Deloitte LLP with various national and industry leadership roles, she focused on advising growth companies from start-up to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the U.S. She currently serves as chair of the audit committee for Sierra Wireless, Inc. and has served on boards of numerous public and private technology companies, non-profit organizations and crown corporations. Ms. O’Neill graduated from Carleton University with a Bachelor of Commerce Highest Honors in 1988, achieved her CPA, CA designation in 1990, her U.S. CPA designation in 2003, and completed the ICD Director Education Program attaining the ICD.D.

John Billowits – Director and Chairman of the Board

Mr. Billowits was previously employed by CSI from 2003 until 2020, most recently as the Chief Executive Officer of the Vela Operating Group. Prior to being CEO of the Vela Operating Group, he was the Chief Financial Officer of CSI and was the President of Jonas Club division. Prior to joining CSI, Mr. Billowits held a number of roles with Bain & Company, Dell Computers and PwC. Mr. Billowits is a Chartered Professional Accountant, holds an MBA with Distinction from the London Business School and Honours BBA with Distinction from Wilfrid Laurier University. Mr. Billowits also serves on the Board of Directors of Togetherwork, a privately held vertical market software company, Topicus.com Inc., a European provider of vertical market software and vertical market platforms to clients in public and private sector markets, and Computer Modelling Group Ltd.

Andrew Pastor – Director

Mr. Pastor is currently a Partner at EdgePoint and has been with EdgePoint since 2013. Mr. Pastor was an equity research analyst at Sionna Investment Managers from 2010 to 2012 and previously spent four years at BMO Harris Investment Management. From 2016 to 2020 (prior to his formal appointment to the Board), Mr. Pastor had been engaged as an unpaid Board observer to CSI’s Board of Directors. Mr. Pastor has a BA from the University of Western Ontario and is a CFA charterholder.

Donna Parr – Director

Ms. Parr has significant experience in venture and private equity investing and corporate finance working for Canadian Medical Discoveries Fund, Ontario Municipal Employees Retirement System, Canada Pension Plan, and several other institutional investors. Ms. Parr has served on 35 boards of private companies primarily on behalf of institutional investors and several as an Independent Corporate Director, including a term as a director of CSI from 1995 to 2003. Ms. Parr is currently a Managing Partner at Cross-Border Impact Ventures, the President of Crimson Capital and has been with Crimson Capital since 2009. Ms. Parr holds an MBA from York University and Masters and Honours degrees from the University of Toronto in International Relations. Ms. Parr is currently a director of Topicus.com Inc.

Barry Symons — Director and Chief Executive Officer, Jonas Operating Group

Mr. Symons joined CSI in 1997. During his tenure with CSI, Mr. Symons has held various senior financial and operational management positions within CSI and our subsidiaries. In August 2007 Mr. Symons was appointed to the role of Chief Executive Officer of our Jonas Operating Group. Prior to this appointment he was the Chief Financial Officer of CSI from 2004 to 2007. Before joining CSI, Mr. Symons was with a major international accounting firm in varying roles of increasing responsibility. Mr. Symons holds a Chartered Accountancy designation and a BBA (Honours) degree from Wilfrid Laurier University both of which were received with distinction.

Mark Miller – Director, Chief Operating Officer, CSI and Chief Executive Officer, Volaris Operating Group

Mr. Miller has been with CSI, holding positions with us and our subsidiaries for well over 20 years. Mr. Miller currently spends the majority of his time as the Chief Executive Officer of Volaris Operating Group and Trapeze Operating Group, but also acts as our Chief Operating Officer. Mr. Miller received a B.Sc. in Statistics and a B.Sc. in Mathematics from McMaster University in Hamilton, Ontario. In addition, Mr. Miller has attended the Executive Marketing Program at the Ivey Business School at the University of Western Ontario. Mr. Miller is also on the Board of Directors of Medgate Inc. and pVelocity Inc., two private software companies both headquartered in Toronto, Ontario. Mr. Miller is also on the board of Computer Modelling Group Ltd.

Laurie Schultz — Director

Ms. Schultz has been a member of the Board since 2021. Ms. Schultz has over thirty years of experience in the software and technology sectors, including leadership of several multi-million dollar software businesses spanning the personal finance, small business accounting, SaaS, mid-market ERP, and GRC categories. Ms. Schultz served as the President and CEO of Galvanize from 2011 until it was sold in 2021. Starting in 2004 she held several executive positions at Sage including serving as VP and GM at Sage’s Mid-Market ERP business group from 2007 until 2011. Ms. Schultz was a Senior Manager at KPMG from 1996 until 1999 and was a Senior Manager at Telus Communications from 1989 until 1996. Ms. Schultz holds a Bachelor of Commerce and an MBA from the University of Alberta.

Robin Van Poelje — Director and Chairman and Chief Executive Officer, Topicus.com Inc.

Mr. Van Poelje has been with CSI since January 2014 when CSI acquired TSS. From January 2010 to 2020, Mr. Van Poelje had been the Chief Executive Officer of TSS, based in the Netherlands. Mr. Van Poelje is now the Chairman and Chief Executive Officer of Topicus.com Inc. Mr. Van Poelje holds a Msc. in Economics from the University of Groningen, the Netherlands and is a post graduate in Marketing and Strategy from École Supérieure de Commerce de Montpellier, France.

Susan Gayner — Director

Ms. Gayner joined our Board in 2019. Ms. Gayner is President and CEO of ParkLand Ventures, Inc., an owner-operator of multifamily housing communities in the US. She is a Chemical Engineer by training and prior to her tenure with ParkLand served in various capacities with both the DuPont Company and Hercules, Inc. She previously served on the board of directors of Synalloy Corporation. She holds a BA (Chemistry) and an ME (Chemical Engineering), both from the University of Virginia.

3. Increase to the Maximum Number of Directors

Shareholders are being asked to consider and, if thought advisable, adopt a special resolution authorizing the Corporation to amend its articles to increase the maximum number of directors from fifteen to twenty.

As noted above, management intends to nominate fifteen persons for election as directors at the Meeting. It is the view of management that the maximum of fifteen directors currently contained in the articles of the Corporation is unduly restrictive given the size of the Corporation. The Corporation wishes to be in a position to attract qualified and diverse persons to sit on the Board from time to time, and by increasing the maximum allowable number of directors, it will have greater flexibility to do so. The Board of Directors is empowered to determine the number of directors to be elected, which may vary from time to time, within the stated minimum and maximum.

The text of the special resolution authorizing the amendment to the Corporation’s articles as described above is attached to this Circular as Schedule “A”. This proposed amendment to the articles will become effective upon the filing of Articles of Amendment reflecting the amendment pursuant to the OBCA.

This proposed amendment must be passed by a special resolution of at least two thirds of the votes cast by shareholders of the Corporation entitled to vote in person or by proxy on the resolution at the Meeting. The Board recommends that shareholders vote IN FAVOUR of the special resolution. Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the special resolution, the persons named in the form of proxy will vote for the special resolution.

4.    Approach to Executive Compensation

The primary objective of the Corporation’s executive compensation program is to attract and retain highly skilled executives required for the success of the Corporation and to reward and retain executives who create long-term value for our shareholders. See “Compensation Discussion and Analysis” for detailed disclosure of CSI’s executive compensation program. The Board has adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. At the Meeting, shareholders will have an opportunity to vote on CSI’s approach to executive compensation through consideration of the following advisory resolution:

Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors of CSI, that the approach to executive compensation disclosed in the management information circular of CSI dated March 24, 2022 is accepted.

As the vote is advisory, it will not be binding upon the Board; however, the CNHR Committee will take into account the results of the vote when considering future executive compensation arrangements.

The Board recommends that shareholders vote IN FAVOUR of the above resolution.

5.    Shareholder Proposal

Attached to this Circular as Schedule “B” is a shareholder proposal which has been submitted for consideration at the Meeting and the explanation of the Board of its reasons for opposing the proposal. If the proposal is put forward at the meeting, unless otherwise specified, those persons designated in the form of proxy intend to vote AGAINST the proposal.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and also on the Corporation’s website at www.csisoftware.com. A comprehensive description of the Corporation and its business as well as a summary of the risk factors applicable to the Corporation are set out in the Corporation’s Annual Information Form (“AIF”). Financial information is provided in the 2021 MD&A and Financials, which are available at www.sedar.com. Copies of the Corporation’s AIF, together with any documents incorporated by reference therein; the Corporation’s most recently filed annual consolidated financial statements, together with the accompanying report of the independent auditor, and any of the Corporation’s condensed consolidated interim financial statements that have been filed for any period after the end of the Corporation’s most recently completed financial year; annual and interim management’s discussion and analysis and this Circular are available without charge to shareholders of the Corporation, upon request, from the Corporation at:

Constellation Software Inc.

20 Adelaide Street East

Suite 1200

Toronto, Ontario

M5C 2T6

Telephone: (416) 861-2279

Facsimile: (416) 861-2287

Email: info@csisoftware.com

For certain information with respect to the Corporation’s Audit Committee, including its charter and composition, the relevant education and experience of its members, and services fees paid to the Corporation’s external auditors, please refer to the section entitled “Committees of the Board of Directors” in the Corporation’s AIF dated March 25, 2022.

DIRECTORS’ APPROVAL

The contents of this Circular and the delivery thereof to the shareholders of the Corporation has been approved by the Board of Directors.

DATED the 24th day of March, 2022.

ON BEHALF OF THE BOARD OF DIRECTORS

John Billowits
Chairman

SCHEDULE “A”

SPECIAL RESOLUTION AUTHORIZING AN AMENDMENT TO THE CORPORATION’S ARTICLES TO INCREASE THE MAXIMUM NUMBER OF DIRECTORS

BE IT RESOLVED THAT:

1.	the articles of Constellation Software Inc. (the “Corporation”) be amended to increase the maximum number of directors from fifteen to twenty; and

2.

any officer or director of the Corporation be, and is hereby authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby including, without limitation, the execution and filing of articles of amendment under the Business Corporations Act (Ontario), such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such action.

SCHEDULE “B”

SHAREHOLDER PROPOSAL

The following proposal has been made by Shareholder Association for Research & Education (“SHARE”), on behalf of the Pension Plan of The United Church of Canada, beneficial owners of 100 Common Shares, for consideration at the Meeting. The Board opposes this proposal for the reasons set out below.

Proposal:

The Board prepare a report, at reasonable expense and omitting proprietary information, on the Corporation’s plans to identify, address, mitigate, and dismantle racial disparities within its workforce. At a minimum the report should include:

•	Relevant details about the Corporation’s strategy, programs, and policies planned or in place related to racial diversity, equity and inclusion; and

•	An assessment of the program’s effectiveness, through the disclosure of any relevant goals, metrics, and trends related to racialized employees.

Shareholder’s Statement:

Information and Communications Technology Council (“ICTC”) estimates that the Canadian digital economy will see a significant demand for digitally-skilled workers by 2023. Despite this demand, the Canadian technology sector is falling short in efforts to improve and advance racial diversity, equity, and inclusion (“DEI”) in the workplace. For example, research shows that the technology sector continues to under-employ skilled immigrants. A 2019 report found that racialized technology workers in Canada, particularly Black and Latine workers, face significant barriers in the workplace. This report also found that there is a significant racial pay gap between racialized technology workers and non-racialized technology workers—and pay disparities are starker for racialized women and Indigenous technology workers.

According to McKinsey, companies that effectively advance DEI in their operations “are better able to win top talent and improve their customer orientation, employee satisfaction, and decision making, and all that leads to a virtuous cycle of increasing returns.” As Canada’s technology sector continues to be a key driver of economic growth, DEI can be an important and competitive differentiator for better overall performance. ICTC says that “incorporating accessible technology and diverse and inclusive hiring practices in the workplace will not only soften the transition to an increasingly digital future, but will also assist in creating a welcoming environment for underutilized talent streams.”

In contrast, a company that fails to properly address systemic racial inequities in its operations can face significant material, legal, operational, and reputational risks. Constellation Software Inc. has not provided any disclosure on its strategy, programs, and policies to attract, retain, and advance diverse talents. It has not established related responsibilities to its leadership team and there is no apparent board oversight on these issues.

Poor transparency practices are concerning because it indicates that the Company may lack a meaningful plan to address DEI issues in the workplace and it prevents investors from assessing the effectiveness of its related programs. A growing number of Canadian companies have already committed to robust initiatives and disclosure practices to address racial justice issues. CSI’s failure to align with leading practices could put it at odds with its peers.

By disclosing CSI’s plans to identify and address any DEI disparities in its operations, and disclosing related goals and metrics, the Corporation will establish a more transparent system of accountability, enabling shareholders to perform their due diligence in accordance with their fiduciary duty.

We urge shareholders to support this proposal.

Corporation’s Response to the Proposal:

The Corporation shares the objective to dismantle any racial disparities in the workforce, and indeed to prevent such disparities from arising in the first place. The Corporation believes that the best way for it to do so is to continue to follow its longstanding decentralized structure and culture of autonomy rather than change to a centralized approach with policy directives emanating from the Board or corporate headquarters. Accordingly, the Board respectfully recommends voting against the proposal.

The Corporation is highly decentralized, operating through six separate operating groups containing some 1,000 separate business units. The vast majority of these business units are small, employing fewer than 50 people. They operate in 125 different vertical markets through offices across the world, including in Africa, Australia, Europe, North America and South America. The Corporation also regularly acquires additional business units through its operating groups, adding as many as a dozen per month.

Within this structure, the Corporation attempts to devolve as much operating decision power as possible to each business unit, including in matters of employee hiring, pay and promotion. The operating groups, in turn, develop ways for the business units to share best practices and learnings about those methods, which include a wide variety of activities promoting diversity, equity and inclusion that such small businesses otherwise may not have an opportunity to learn about or adopt.

The Corporation believes that this organizational structure and related culture of autonomy are substantial competitive advantages that have conferred considerable value on the Corporation and all its constituents, including shareholders and employees alike, for decades. The Board believes that the value of such advantages would be substantially eroded by Board level or headquarter level attempts to measure, aggregate, report, and summarize the vast and diverse data concerning these matters.

The Corporation believes that a diverse, equitable and inclusive workforce is likely to be the most productive one for the Corporation and its shareholders as well as its employees. The Corporation believes that the Corporation’s interests, as well as the interests of racial diversity, equity and inclusion, are best served by its existing organizational structure and approach. Such interests would be degraded by the approach suggested in this proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE REASONS MENTIONED ABOVE.

SCHEDULE “C”

NATIONAL INSTRUMENT 58-101

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1. Board of Directors

The board of directors of the Corporation (the “Board of Directors” or the “Board”) is currently composed of fifteen members. All Board members, with the exception of Mark Leonard, Jeff Bender, Dexter Salna, Barry Symons, Robin Van Poelje, Mark Miller and John Billowits are independent according to the definition of “independence” set out in NI 58-101 as it applies to the Board of Directors. Mark Leonard, Jeff Bender, Dexter Salna, Barry Symons, Robin Van Poelje and Mark Miller are not independent because they are executive officers of the Corporation. John Billowits is not independent because he was an executive officer of the Corporation within the last three years. As eight of the fifteen existing directors are independent, the Corporation has deemed the majority of the Board to be independent.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name	Director of Other Issuer

Lori O’Neill	Sierra Wireless, Inc. Flow Beverage Corp

Paul McFeeters*	Lightspeed POS Inc.

Mark Miller	Computer Modelling Group Ltd.

John Billowits	Computer Modelling Group Ltd., Topicus.com Inc.

Robin van Poelje	Topicus.com Inc.

Mark Leonard	Topicus.com Inc.

Donna Parr	Topicus.com Inc.

Barry Symons	Optiva Inc.

Jeff Bender	Topicus.com Inc.

Claire Kennedy**	Alamos Gold Inc. Neo Performance Materials Inc.

*	Mr. McFeeters is not standing for re-election to the Board.
**	Ms. Kennedy is standing for election to the Board.

At regularly scheduled meetings of the Board of Directors, the independent directors hold in camera sessions while members of management are not in attendance. The Board held four in camera sessions during fiscal 2021. The Audit Committee holds in camera sessions with only the external auditors present. The Compensation, Nominating and Human Resources (“CNHR”) Committee consists only of independent directors with management attending only by invitation.

Meetings of the Board of Directors are currently chaired by John Billowits, Chairman of the Board of Directors, who is not an independent director because he was an executive officer of the Corporation within the last three years. The Board of Directors believes that Mr. Billowits is best suited to establish the agenda and ensure that relevant information is made available to the Board of Directors due to his intimate knowledge of the Corporation and its operating businesses. The Board’s non-management or outside directors have unrestricted and direct access to management and the external auditors of the Corporation and meet independently with the auditors at least four times a year through the in-camera sessions as noted above. The Board of Directors has appointed Robert Kittel, an independent director, as a lead director. As lead director, his role is to chair the in camera sessions held without management in attendance, and communicate the results of those sessions to management.

Since the beginning of the fiscal year ended December 31, 2021, the Board of Directors held twelve meetings. The attendance of the individual directors was as follows:

Director	Number of Meetings Attended
Mark Leonard	12/12
Paul McFeeters	12/12
Stephen R. Scotchmer*	10/10
Robert Kittel	12/12
Jeff Bender	12/12
Mark Miller	12/12
Lawrence Cunningham	12/12
Robin Van Poelje	12/12
Lori O’Neill	12/12
Dexter Salna	11/12
Susan Gayner	12/12
John Billowits	12/12
Barry Symons	12/12
Donna Parr	12/12
Andrew Pastor	12/12
Laurie Schultz**	2/2

*	Mr. Scotchmer resigned from the Board of Directors in November 2021.
**	Laurie Schultz was appointed to the Board of Directors on November 22, 2021.

Since the beginning of the fiscal year ended December 31, 2021, the Audit Committee held four meetings. The attendance of the individual directors was as follows:

Director	Number of Meetings Attended
Paul McFeeters	4/4
Lori O’Neill	4/4
Robert Kittel	4/4

Since the beginning of the fiscal year ended December 31, 2021, the CNHR Committee held seven meetings. The attendance of the individual directors was as follows:

Director	Number of Meetings Attended
Stephen R. Scotchmer*	7/7
Robert Kittel	7/7
*Mr. Scotchmer resigned from the Board of Directors in November 2021.

2. Board Mandate

The Board of Directors is responsible for the stewardship of the Corporation, ensuring that long-term value is being created for its shareholders. The Board has adopted a written charter to formalize their responsibilities, a copy of which is attached as Annex I hereto.

3. Position Descriptions

There are no specific written position descriptions for the Chairman of the Board, the Chairs of the various Board Committees or the President. The Board and each Committee has a written mandate pursuant to which its members and Chairs can be assessed. The President’s role and responsibilities are assessed periodically by the Board. The role of the Chairman of the Board is to set agendas, ensure that the Board functions effectively, act as a liaison between management and the Board, and coordinate the activities of the committees with the work of the Board. The role of the chair of each committee is to set agendas, ensure that the committee functions effectively and report to the Board on committee business.

4. Orientation and Continuing Education

While the Corporation does not have a formal orientation program for new members of the Board, the President and other members of senior management are and will continue to be available to Board members to discuss the Corporation’s business and assist in the orientation and education of Board members as required. As part of the orientation process, new Board members are provided with copies of the Corporation’s relevant financial data and have the opportunity to attend management meetings.

The Board does not formally provide continuing education to its directors; however, the directors are experienced members, the majority of whom are or have been directors on boards of other companies. The Board of Directors relies on professional assistance when considered necessary in order to be educated or updated on a particular topic.

5. Ethical Business Conduct

The Corporation has not adopted a written code of conduct and ethics. The Board’s mandate requires that business be conducted ethically and in compliance with applicable laws and regulations. In addition, most employees and officers of the Corporation have signed employment contracts that require that ethical and lawful behaviour must be exhibited at all times. In addition, most of the subsidiaries of the Corporation have codes of conduct in place and available to their employees which further outline what behaviour is/is not tolerated. Lastly, the Corporation has established a whistleblower policy which outlines the procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting control or auditing matters as well as other issues.

Under the OBCA, to which the Corporation is subject, a director or officer of the Corporation must disclose to the Corporation, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the OBCA, the director cannot vote on any resolution to approve the contract or transaction and must recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

6. Nomination of Directors

The Board of Directors has delegated to the CNHR Committee the responsibility for identifying new candidates for Board nomination and proposing such nominees to the Board. Board members or management may suggest candidates for consideration by the Committee. Prospective candidates are interviewed by the President and by other Board members on an ad hoc basis.

All of the members of the CNHR Committee are independent according to the definition of “independence” set out in NI 58-101. The powers and responsibilities of the CNHR Committee are set out in the CNHR Committee’s written mandate, a copy of which is attached as Annex II hereto.

7. Compensation

The Board periodically reviews the remuneration of directors and makes adjustments where considered necessary. The CNHR Committee considers responsibilities, skills and competitive compensation in determining remuneration. With respect to the compensation of the Corporation’s officers, see “Compensation Discussion and Analysis” above.

The Board of Directors has established the CNHR Committee whose primary role and responsibility concerns human resources and compensation policies and processes, including:

•	Ensuring that the Corporation’s compensation programs balance the needs of shareholders and employees;

•	Reviewing and approving total remuneration of the President and other senior executives and the total allowance for increases to other employees;

•	Monitoring the Corporation’s succession plans; and

•	As required, recommending candidates for the Corporation’s Board of Directors.

The following sets out the relevant education and experience of each director relevant to the performance of his duties as a member of the CNHR Committee:

Mr. Kittel is the Chief Operating Officer of The Westaim Corporation since January 2013. He also served as a director on several public boards, both in Canada and the United States. Mr. Kittel holds a BBA Honours (Gold Medalist) from Wilfrid Laurier University and is a Chartered Professional Accountant and a Chartered Financial Analyst.

Mr. Cunningham is the Tucker Professor at The George Washington University. He has served on numerous public and private boards. He is a Trustee of the Museum of American Finance and a member of the Dean’s Council of Lerner College of Business of the University of Delaware. Previous positions include practicing corporate law with Cravath, Swaine & Moore; Academic Dean of Boston College Law School; and Director of the Heyman Center on Corporate Governance at Cardozo Law School. Prof. Cunningham holds a bachelor’s degree in economics (with honors) from the University of Delaware and a juris doctor (law) degree from Cardozo (magna cum laude).

Corporate objectives are established periodically by the Board of Directors. Executive performance is assessed at least annually by the CNHR Committee against those objectives. No compensation consultant or advisor was retained by the Corporation during the fiscal year ended December 31, 2021.

8. Other Board Committees

Other than the Audit Committee and CNHR Committee, the Board does not have any other committees in place.

9. Assessments

Each Committee reviews and assesses the adequacy of its Committee mandate on a periodic basis and recommends any proposed changes to the Board for approval. The Board in conjunction with the President periodically reviews and assesses the effectiveness of the Board as a whole, the membership of the Board committees, the mandates and activities of each committee and the contribution of individual directors. Feedback is obtained from members of the Board and the various Committees on an informal basis, which the Board believes is sufficient to address any changes that may be necessary or desirable.

10. Term Limits

CSI does not have term limits for directors. While there is benefit to adding new perspectives to the Board from time to time, there are also benefits to be achieved by continuity and directors having in-depth knowledge of CSI’s businesses. CSI’s Board believes that the key to effective leadership is to choose directors and officers that, having regard to a wide array of factors, possess the range of necessary skills, experience, commitment and qualifications that are best suited to fostering effective leadership and decision-making at the Corporation.

11. Representation of Women on the Board and in Executive Officer Positions

CSI currently has four female directors (26% of total), Laurie Schultz, Lori O’Neill, Donna Parr and Susan Gayner, on the Board and no women (0%) in executive officer (as defined in National Instrument 58-101) positions. Subsequent to the Meeting, assuming Claire Kennedy is successfully appointed to the Board, and taking into account that Paul McFeeters is not standing for re-election to the Board, CSI is expected to have five female directors (33%). CSI does not have a formal written policy on the representation of women on the Board or in senior management and has not adopted any targets with respect to such representation, as the Board does not believe that quotas or strict rules result in the identification or selection of the best candidates.    The CNHR Committee will, as required, recommend candidates for the Board of Directors, based on, among other things, their wisdom, long-term orientation, shareholder alignment, belief in the motivational power of autonomy and decentralisation, experience with successful capital allocation, diversity, age, and track record of exercising sound judgment.

ANNEX I

BOARD MANDATE

CONSTELLATION SOFTWARE INC.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

MANDATE

The Board of Directors is responsible for the stewardship of the Corporation, ensuring that long-term value is being created for its shareholders.

BOARD COMPOSITION

The Board of Directors of the Corporation is currently comprised of fifteen Directors and is comprised of a majority of independent Directors.

The number of Directors may be set from time to time by the Board within the minimum and maximum numbers approved by the shareholders.

The Directors shall be elected by the shareholders, except as permitted by the Ontario Business Corporations Act. Where a vacancy arises the Compensation, Nominating and Human Resources (“CNHR”) Committee will recommend an appropriate person to fill such vacancy, at the Board’s discretion, or the Board may decide to reduce the size of the Board. The Board will appoint a Chairman and a Corporate Secretary. The Chairman shall be designated from among the members of the Board. A lead Director will be chosen each year to act as Chairman in instances when the Board meets without the Chairman being present. The Board may from time to time appoint a Vice Chairman.

MEETINGS AND BOARD PROCESS

The Board shall meet at least five times per year, once after each quarter, and once when the drafts of the Annual Information Circular, Annual Report, and Proxy have been prepared. The Board will meet more frequently if circumstances dictate.

Board meetings will allow for input from all Board members. Any Director may request that the lead Director co-ordinate a meeting of the non-management members of the Board. Board and Board Committee liaison with the Corporation will be principally through the President. The Board may, from time to time, assign specific duties and tasks to individuals or committees.

Audit and CNHR Committees have been established. Each of the Committees shall operate under a written Mandate document approved by the Board. The two standing Committees of the Board shall be comprised entirely of non-management Directors. The Board receives regular reports from the Committees.

Periodically, the Board will evaluate the effectiveness of the Board as a whole and ensure that appropriate succession plans are in place. This may include: Reviewing the process for nominating, orienting, and remunerating Board members, determining the committees required, and changing the mandates for the committees.

The Board has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the books, records, facilities and personnel of the organization. The Board has the ability to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

RESPONSIBILITIES

The Board members shall ensure that:

•	All Board members understand the business of the Corporation;

•	Processes are in place to effectively plan, monitor and manage the long-term viability of the Corporation;

•	There is a balance between long and short-term goals and risks;

•	Management’s performance is adequate and that an adequate management succession plan is in place;

•	Communication with shareholders and other stakeholders is timely and effective;

•	Business is conducted ethically and in compliance with applicable laws and regulations; and

•	All matters requiring shareholder approval are referred to them.

OPERATIONAL MATTERS

In the process of executing its responsibilities the Board will:

•	Review corporate performance on a quarterly basis;

•	Periodically adjust hurdle rates used to assess acquisitions;

•	Review and approve all business acquisitions over certain thresholds (the Board of Directors may change the threshold requiring approval);

•	Review and approve divestitures;

•	Review and approve dividend payments;

•	Ensure that management compensation is appropriate;

•	Review and approve company banking and borrowing resolutions;

•	Review and approve any changes in the issued shares;

•	Review accounting policies, internal control and audit procedures;

•	Review and approve the annual information circular and proxy for the annual meeting of shareholders;

•	Review and approve the annual financial statements and the interim consolidated quarterly results;

•	Recommend to the shareholders the appointment of auditors and their remuneration; and

•	Provide advice to management.

ANNEX II

COMPENSATION, NOMINATION AND HUMAN RESOURCE (“CNHR”)

COMMITTEE MANDATE

The purpose of the CNHR Committee is to assist, and where appropriate, make recommendations to the Board of Directors and President concerning matters relating to the Corporation’s employees and directors.

The Committee exists at the pleasure of the Board, and its Mandate may be changed by the Board at any time.

Responsibilities

The CNHR Committee’s duties and responsibilities are to:

•	Ensure the Corporation’s compensation programs balance the needs of shareholders and employees;

•	Review and approve total remuneration of the President and other senior executives;

•	Review the Corporation’s succession plans;

•

Develop a pool of potential director candidates for consideration in the event of a vacancy on the Board, and as part of such development efforts, identify highly qualified women and highly qualified individuals from minority groups to include in the pool of candidates;

•

As required, recommend candidates for the Corporation’s Board of Directors, based on, among other things, their wisdom, long-term orientation, shareholder alignment, belief in the motivational power of autonomy and decentralisation, experience with successful capital allocation, diversity, age, and track record of exercising sound judgment; and

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Consider matters of corporate governance and periodically review the Corporation’s corporate governance policies and guidelines and recommend to the Board modifications to such polices and guidelines as appropriate.

Composition

The CNHR Committee shall be comprised of two or more directors, at least two of whom will be independent, as determined and appointed by the Board.

The Committee may elect its own chairman and secretary. The secretary to the Committee need not be a member of the Committee.

Meetings

The Committee shall meet at least twice per year and more frequently if circumstances dictate. The Chairman shall report on the Committee’s activities and make recommendations to the Board for approval.

Committee liaison with the Corporation will be principally through the President.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the books, records, facilities and personnel of the organization. The CNHR Committee has the ability to retain, at the Corporation’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.